SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated October 16, 2003

Nokia Corporation

Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒          Form 40-F  ☐

Enclosures:

1.                                            Nokia Press Release dated October 16, 2003 and titled:

Strong volume growth and excellent profitability in mobile phones - Nokia meets third-quarter sales and EPS targets

PRESS RELEASE
October 16, 2003

Strong volume growth and excellent profitability in mobile phones
- Nokia meets third-quarter sales and EPS targets

Highlights: 3Q 2003 (all comparisons are year on year)

•                  Net sales declined 5% to EUR 6.9 billion (up 4% at constant currency).

•                  Nokia Mobile Phones sales were flat at EUR 5.6 billion (up 9% at constant currency).

•                  Nokia Networks sales declined 21% to EUR 1.2 billion.

•                  Nokia gains market share with 23% volume growth; industry mobile phone volume growth accelerates to 15%.

•                  Nokia third-quarter mobile phone market share grows to 39%.

•                  Company doubles share of global CDMA handset market.

•                  Excellent pro forma and reported operating margins in mobile phones at 22.4% and 22.0%.

•                  Nokia Networks achieves breakeven.

•                  Nokia announces new operating structure for 2004.

•                  Pro forma EPS (diluted) was EUR 0.18. Reported EPS (diluted) was EUR 0.17.

•                  Strong operating cash flow in the third quarter at EUR 1.2 billion.

JORMA OLLILA, CHAIRMAN AND CEO:

The third quarter brought a sharp increase in mobile phone volumes for Nokia. Mobile phone market volumes rose an impressive 15% year on year for the quarter to 118 million units, while Nokia’s own volume growth accelerated even more sharply, rising by 23% to 45.5 million units. The mobile phone market has continued to strengthen throughout the year, and we now expect overall industry volume for 2003 to be about 460 million units.

During the quarter, we saw our overall mobile phone market share rise to 39%, up from 36% in the same quarter last year. In addition to our ongoing strength in Europe, we established clear leadership in the US and the Americas markets. In China, we have now gained the leading position in the GSM market, and see ourselves strongly positioned to achieve overall market leadership there.

Following an announced commitment two years ago to strengthen our position in the global CDMA handset market, I am very happy to see that we have now doubled our share to the mid teens from the same quarter last year. We expect to see continued momentum in CDMA going into the fourth quarter as we increase shipments to China, India and all major US CDMA operators.

Recent months have marked our entry into a number of new and exciting areas of mobility. We have introduced several camera phones, begun shipments of games devices and announced half a dozen phones for new growth markets.

The Nokia N-Gage has just gone on sale at 30,000 stores around the world to a very positive initial consumer response. Many outlets sold out of the device during the first day of release. Following on from this, we are seeing strong order intake from distributors and retailers. In September, we launched our second 3G model, the Nokia 7600. Aside from its radical and innovative design, the Nokia 7600 will be the smallest and lightest dual-mode WCDMA phone on the market when shipments begin in the fourth quarter.

NOKIA THIRD QUARTER 2003 / JANUARY TO SEPTEMBER 2003 FINANCIAL RESULTS

3Q 2003	PRO FORMA (excludes goodwill amortization and non-recurring items)			REPORTED
EUR (million)	3Q/2003	3Q/2002	Change (%)	3Q/2003	3Q/2002	Change (%)
Net sales	6 874	7 224	-5	6 874	7 224	-5
Nokia Mobile Phones	5 620	5 633		5 620	5 633
Nokia Networks	1 217	1 545	-21	1 217	1 545	-21
Nokia Ventures Organization	82	89	-8	82	89	-8
Operating profit	1 192	1 219	-2	1 154	859	34
Nokia Mobile Phones	1 257	1 249	1	1 235	1 226	1
Nokia Networks	19	80	-76	4	-250
Nokia Ventures Organization	-55	-25	-120	-56	-31	-81
Common Group Expenses	-29	-85		-29	-86
Operating Margin (%)	17.3	16.9		16.8	11.9
Nokia Mobile Phones (%)	22.4	22.2		22.0	21.8
Nokia Networks (%)	1.6	5.2		0.3	-16.2
Nokia Ventures Organization (%)	-67.1	-28.1		-68.3	-34.8
Financial income and expenses	70	30	133	70	30	133
Profit before tax and minority interests	1 260	1 245	1	1 222	885	38
Net profit	861	881	-2	823	610	35
EPS, EUR
Basic	0.18	0.19	-5	0.17	0.13	31
Diluted	0.18	0.18		0.17	0.13	31

• All pro forma figures for the third quarter can be found in the tables on page 8. A reconciliation of the pro forma figures to our reported results can be found in the table on page 11.

• Pro forma adjustments for the third quarter 2003 consisted of amortization of goodwill EUR 38 million.

January – September, 2003	PRO FORMA (excludes goodwill amortization and non-recurring items)			REPORTED
EUR (million)	Jan-Sep/ 2003	Jan-Sep/ 2002	Change (%)	Jan-Sep/ 2003	Jan-Sep/ 2002	Change (%)
Net sales	20 666	21 173	-2	20 666	21 173	-2
Nokia Mobile Phones	16 609	16 469	1	16 609	16 469	1
Nokia Networks	3 914	4 455	-12	3 914	4 455	-12
Nokia Ventures Organization	258	352	-27	258	352	-27
Operating profit	3 237	3 765	-14	3 342	3 314	1
Nokia Mobile Phones	3 844	3 628	6	3 776	3 559	6
Nokia Networks	-442	397		-260	33
Nokia Ventures Organization	-123	-118	-4	-124	-135	8
Common Group Expenses	-42	-142		-50	-143
Operating Margin (%)	15.7	17.8		16.2	15.7
Nokia Mobile Phones (%)	23.1	22.0		22.7	21.6
Nokia Networks (%)	-11.3	8.9		-6.6	0.7
Nokia Ventures Organization (%)	-47.7	-33.5		-48.1	-38.4
Financial income and expenses	281	104	170	281	104	170
Profit before tax and minority interests	3 509	3 850	-9	3 614	3 399	6
Net profit	2 385	2 701	-12	2 424	2 335	4
EPS, EUR
Basic	0.50	0.57	-12	0.51	0.49	4
Diluted	0.50	0.56	-11	0.51	0.49	4

• All pro forma figures for the period January to September can be found in the tables on page 9. A reconciliation of the pro forma figures to our reported results can be found in the tables on page 11.

In our mobile networks business, we began seeing evidence of the market stabilizing. The financial situation among our operator customers also appears to be improving. During the quarter, for example, major global and Western European operators began reconfirming their commitment to WCDMA in terms of strengthening their network rollout capability. The 27,000 base stations we have cumulatively supplied now make us the market leader in WCDMA radio access networks.

In a move to further align Nokia’s structure with our strategy, we have made the decision to reconfigure Nokia into new highly interdependent parts from January 2004. Combined, our four business groups – Mobile Phones, Multimedia, Networks and Enterprise Solutions – will form an offering that we believe no other industry player can match. New horizontal entities will work very closely with all business groups.

Under this new organization, we will be addressing emerging business areas in the world of mobility, while continuing to build on leadership in mobile voice communications. This will allow us to focus on each business segment with the right dynamics, while at the same time achieving economies of scale that we believe will go far beyond any levels previously seen in this industry. We are very excited about this change and feel confident that it will allow us to better serve our consumer, operator and enterprise customers.

Mobility is one of the great mega-trends of our time. It is changing how we live our lives and how businesses are run. Under our new operational structure, we are poised to seize the opportunity of the next growth wave in this industry and bring the benefits of mobility to consumers, companies and communities across the board.

BUSINESS DEVELOPMENT AND FORECASTS

Third-quarter sales

Nokia’s third-quarter net sales of EUR 6.9 billion were down 5%, compared with the third quarter 2002. On a constant currency basis, group net sales would have been up 4% year on year.

Mobile phone net sales in the third quarter were flat year on year, in line with guidance, reaching EUR 5.6 billion. Strong net sales growth in the Americas, including the US, was virtually offset by flat sales in the Europe/Middle East/Africa region and lower sales in Asia Pacific. While mobile phone volumes grew by 23%, sales were adversely affected by a weak US dollar. On a constant currency basis, mobile phone net sales would have grown 9% year on year. Sales were also affected by an increased proportion of entry-level phone sales across all regions, with the Americas and emerging markets such as India and Russia, where entry-level phones predominate, accounting for an increased share of Nokia’s sales volumes.

Net sales in Nokia Networks were EUR 1.2 billion, down by 21%. On a constant currency basis, net sales would have decreased by 13% year on year. While sales grew slightly in the Americas, they were more than offset by lower sales in Europe and Asia Pacific, compared with the third quarter 2002.

Nokia 3Q mobile phone volumes grow 23%

Industry mobile phone volume growth accelerated during the quarter, rising 15% year on year. Nokia’s own volume growth was significantly stronger at 23%, reaching 45.5 million units. This faster-than-market growth was driven by gains notably in the global CDMA market and in the Americas across all technologies.

Nokia grew its overall mobile phone market share year on year from 36% to 39%, maintaining its share at the second quarter, 2003 level.

Third-quarter profitability

Third-quarter pro forma operating profit for the Nokia group declined by 2% year on year to EUR 1.1 billion. Pro forma net profit for the group also declined by 2% year on year to EUR 861 million. Pro forma EPS (diluted) for the Nokia group reached EUR 0.18, at the high end of guidance given in conjunction with the company’s mid-quarter update in September.

Pro forma operating profit at Nokia Mobile Phones was virtually unchanged from the third quarter last year, at EUR 1.2 billion, while pro forma mobile phone operating margins continued at excellent levels of 22.4%. Profitability was largely driven by the company’s continued strong product competitiveness and operational efficiency.

Nokia Networks generated a small pro forma operating profit of EUR 19 million and a positive pro forma operating margin of 1.6% in the quarter, as the company began to see the benefits of increased efficiencies generated by recent restructuring measures.

Nokia’s cash position remained exceptional, with total available cash at EUR 10.8 billion by the end of the quarter.

Outlook for the fourth quarter, 2003

Net sales of Nokia Mobile Phones in the fourth quarter are expected to be flat or slightly up year on year, muted by a major depreciation of the US dollar, compared with the same period in 2002. Profitability at Nokia Mobile Phones is expected to continue to be strong.

In Nokia Networks, the company estimates fourth-quarter net sales of approximately EUR 1.4 billion, with pro forma operating profit expected to reach breakeven.

Nokia expects fourth-quarter pro forma EPS (diluted) to be in the range of EUR 0.21 and EUR 0.23, while reported EPS (diluted) is expected to be between EUR 0.20 and EUR 0.22.

In the overall mobile phone industry, Nokia estimates fourth-quarter, year-on-year industry volume growth to be in the mid teens, with Nokia’s own volumes clearly growing faster than the market. For the full year 2003, Nokia now expects overall industry volume to be about 460 million units. The company’s own full-year unit volume growth is estimated to outpace that of the market.

Nokia continues to expect the overall network infrastructure market to decline by 15% or more for the full year 2003.

Nokia announces new operating structure from January 2004

In a move to further align the company’s overall structure with its strategy in an increasingly complex operating environment, from January 1, 2004, Nokia will be reconfigured into four business groups: Mobile Phones, Multimedia, Networks and Enterprise Solutions. Units focusing on strategy, research, venturing and business infrastructure will also contribute to both the strategic strengths and operational excellence of all businesses.

Renewal has always been an important part of Nokia’s identity and values. Under the new structure, each business group will be positioned to meet the dynamics of various specific market segments, while the introduction of companywide horizontal entities is designed to further increase Nokia’s efficiency and competitiveness.

NOKIA MOBILE PHONES IN THE THIRD QUARTER

Nokia designs products that are easy to use and understand, focusing on personalization and consumer choice. The new Nokia 3200, the company’s first general consumer camera phone, clearly illustrates this approach. Introduced in September, this EDGE-capable phone for wide audiences, features an integrated camera, color screen and do-it-yourself cutout covers.

In August, Nokia introduced two GSM entry-level phones targeting new growth markets. The Nokia 1100 provides reliability and simplicity to first-time users and the Nokia 2300 is optimized for voice and messaging, as well as fun and personalization.

In Latin America, the company announced the Nokia 6560 phone, the world’s smallest and lightest TDMA (800/1900 MHz /AMPS) handset with color display and dual-band functionality.

Nokia extends leadership in 3G WCDMA phones

In September, Nokia launched its second 3G model, the Nokia 7600, which combines the latest mobile imaging features, enabling users to capture pictures and videos, send and receive multimedia messages and email, as well as listen to music. Aside from its radical and innovative design, the Nokia 7600 will be the smallest and lightest dual-mode WCDMA phone on the market when shipments begin in the fourth quarter.

Nokia has, to date, also introduced three EDGE-capable phones, the Nokia 3200, Nokia 6200 and Nokia 6220.

Nokia N-Gage™ pre-sales momentum

During August to early October, prior to the start of sales on October 7, gamers across Europe got their first opportunity to test-drive the N-Gage mobile game deck on the N-Gage Tour, which visited more than 50 cities in 16 European countries.

In conjunction with N-Gage shipments, Nokia opened the N-Gage Arena service for online and mobile game play. The N-Gage Arena is a home for the worldwide virtual community of gamers to share their experiences as well as find other players for mobile online fun.

In August, Nokia and SEGA Corporation announced an agreement in which Nokia would acquire the assets of Sega.com Inc., a subsidiary of SEGA. This agreement further enhances online games and service offerings for the N-Gage game deck, as Sega.com’s leading multi-player technology becomes an integral part of the N-Gage experience.

The company also announced an agreement with Electronic Arts (EA), the world’s leading interactive entertainment software company, to deliver select EA titles for the N-Gage platform.

Nokia continues to build mobility architecture

Nokia, ARM, STMicroelectonics and Texas Instruments announced in July the Mobile Industry Processor Interface (MIPI) Alliance, a new industry initiative that will define and promote open standards for interfaces for mobile application processors. The alliance expects to ease implementation and design of related hardware and software, promoting reuse and compatibility in mobile devices to accelerate time-to-market.

Nokia, Psion plc and Motorola Inc. transferred shares of Symbian Ltd. from Motorola’s U.K. subsidiary, Motorola Ltd., to Nokia and Psion. The transfer was completed in October.

New CDMA phone launches and increased CDMA market share

In August, the company completed the world’s first CDMA2000 1xEV-DV high-speed packet data phone call at Nokia’s CDMA product creation center in San Diego.

Nokia further strengthened its CDMA product portfolio globally. In the US, Nokia introduced the Nokia 3588i, a dual-band/tri-mode CDMA phone with large color display, adjustable fonts and a selection of polyphonic ring tones, all giving consumers numerous ways to personalize their phone. Also in the US, the company introduced the Nokia 6225 phone, which features a built-in VGA camera and GPS support for carriers implementing E911 systems.

In Asia Pacific, the company introduced the Nokia 3105, a new compact-sized CDMA 1X phone offering multimedia messaging, a WAP 2.0 browser and Java™ games. In China, Nokia launched the Nokia 2280, its first CDMA 1X mobile phone specifically designed for China Unicom.

NOKIA NETWORKS IN THE THIRD QUARTER

Nokia now supplies equipment for half of the world’s WCDMA networks

During the third quarter, Orange Group chose Nokia to continue as its global 3G supplier. Nokia also signed a USD 100 million WCDMA 3G network agreement with StarHub in Singapore. The company won a 3G core-network deal with Sunrise in Switzerland. Under a framework agreement from February 2002, Nokia started rolling out WCDMA 3G networks for O2 in Ireland, Germany and the UK.

By the end of the quarter, Nokia was supplying equipment, services and solutions for half of the world’s launched 3G networks.

Cost-optimized GSM solution for new growth markets

As part of the Nokia Mobile Entry solution, Nokia launched the Nokia Connect GSM Solution for new growth markets. This integrated solution includes infrastructure, network management and services, all aimed at halving the total cost of ownership in network investment and operations. By the end of the quarter, Nokia had contracts to supply the Nokia Connect GSM Solution to Oi in Brazil and SMART Communications in the Philippines.

In addition to the Nokia Connect GSM Solution, the company launched its TETRA Neat solution for Professional Mobile Radio start up, and the Nokia D500 Release 3 for IP multi-service broadband DSL. The Nokia D500 Release 3 can handle IP, ATM and Ethernet traffic simultaneously, unlike any other DSLAM on the market today.

During the third quarter, Nokia announced GSM contracts in China with the China Unicom Shanghai branch and Jiangxi MCC, in Peru with TIM, and with Viaero Wireless and Westlink Communications in the United States. In Hong Kong, the company won an EDGE network contract with CSL. Nokia also won GSM/GPRS/EDGE network deals with AIS and DTAC in Thailand as well as announcing an MMS and GPRS contract with MobiNil in Egypt.

NOKIA VENTURES ORGANIZATION IN THE THIRD QUARTER

During the quarter, Nokia Internet Communications sustained its sound performance and introduced new mobile connectivity and secure content management products.  Sales for the third quarter of 2003 were flat both sequentially and year on year, reflecting continued weakness in the US dollar, as well as slow general IT spending.

Nokia Home Communications launched several new digital television receivers for the European market, including products supporting interactive Multimedia Home Platform (MHP) services and interoperability with imaging mobile phones.

NOKIA IN THE THIRD QUARTER 2003 (REPORTED)

(International Accounting Standards (IAS) comparisons given to the third quarter 2002 results unless otherwise indicated)

Nokia’s net sales decreased by 5% to EUR 6 874 million (EUR 7 224 million). Sales of Nokia Mobile Phones were flat at EUR 5 620 million (EUR 5 633 million). Sales of Nokia Networks decreased by 21% to EUR 1 217 million (EUR 1 545 million). Sales of Nokia Ventures Organization decreased by 8% and totaled EUR 82 million (EUR 89 million).

Operating profit increased by 34% to EUR 1 154 million (EUR 859 million), representing an operating margin of 16.8% (11.9%). Operating profit in Nokia Mobile Phones increased by 1% to EUR 1 235 million (EUR 1 226 million), representing an operating margin of 22.0% (21.8%). Operating results in Nokia Networks increased to an operating profit of EUR 4 million (operating loss of EUR 250 million), representing an operating margin of 0.3% (-16.2%). Nokia Ventures Organization reported an operating loss of EUR 56 million (operating loss of EUR 31 million). Common Group Expenses, which comprises Nokia Head Office and Nokia Research Center, totaled EUR 29 million (EUR 86 million).

Financial income totaled EUR 70 million (EUR 30 million). Profit before tax and minority interests was EUR 1 222 million (EUR 885 million). Net profit totaled EUR 823 million (EUR 610 million). Earnings per share increased to EUR 0.17 (basic) and to EUR 0.17 (diluted), compared with EUR 0.13 (basic) and EUR 0.13 (diluted) in the third quarter 2002.

NOKIA IN JANUARY - SEPTEMBER 2003 (REPORTED)

(IAS comparisons given to January - September 2002 results, unless otherwise indicated)

Nokia’s net sales decreased by 2% to EUR 20 666 million (EUR 21 173 million). Sales of Nokia Mobile Phones increased by 1% to EUR 16 609 million (EUR 16 469 million). Sales of Nokia Networks decreased by 12% to EUR 3 914 million (EUR 4 455 million). Sales of Nokia Ventures Organization decreased by 27% and totaled EUR 258 million (EUR 352 million).

Operating profit increased by 1% to EUR 3 342 million (EUR 3 314 million), representing an operating margin of 16.2% (15.7%). Operating profit in Nokia Mobile Phones increased by 6% to EUR 3 776 million (EUR 3 559 million), representing an operating margin of 22.7% (21.6%). Operating results in Nokia Networks decreased to an operating loss of EUR 260 million (operating profit of EUR 33 million), representing an operating margin of -6.6% (0.7%). Nokia Ventures Organization reported an operating loss of EUR 124 million (operating loss of EUR 135 million). Common Group Expenses, which comprises Nokia Head Office and Nokia Research Center, totaled EUR 50 million (EUR 143 million).

Financial income totaled EUR 281 million (EUR 104 million). Profit before tax and minority interests was EUR 3 614 million (EUR 3 399 million). Net profit totaled EUR 2 424 million (EUR 2 335 million). Earnings per share increased to EUR 0.51 (basic) and to EUR 0.51 (diluted), compared with EUR 0.49 (basic) and EUR 0.49 (diluted) in January to September 2002.

The average number of employees during January to September was 51 682. At September 30, Nokia employed a total of 51 124 people (51 748 people at December 31, 2002).

At September 30, 2003, net debt-to-equity ratio (gearing) was -70% (-61% at December 31, 2002). During January to September, 2003, capital expenditure amounted to EUR 314 million (EUR 348 million).

Nokia repurchased a total of 33 784 450 shares over the Helsinki Exchanges at an aggregate purchase price of EUR 449 801 008.99 during the period between July 18 and August 29. The shares were repurchased as part of the stock repurchase plan of the company. The aggregate par value of the shares repurchased is EUR 2 027 067 and they represent 0.70% of the share capital and total voting rights at the company. The repurchases did not have any significant effect on the relative holdings of the other shareholders of the company or on the voting powers among them.

At September 30, the Group companies owned 55 467 571 Nokia shares. The shares had an aggregate par value of EUR 3 328 054.26, representing 1.16% of the share capital and total voting rights at the company. The number of issued shares at September 30 was 4 796 292 460 and the share capital was EUR 287 777 547.60.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IAS, EUR million (unaudited)

	Pro forma 7-9/03	Pro forma 7-9/02	Reported 7-9/03	Reported 7-9/02

Net sales	6 874	7 224	6 874	7 224
Cost of sales (1)	-4 104	-4 517	-4 104	-4 531
Research and development expenses	-855	-718	-855	-718
Selling, general and administrative expenses	-723	-770	-723	-770
Customer finance impairment charges (2)	—	—	—	-292
Adjustment to customer finance impairment	—	—	—	—
Amortization of goodwill	—	—	-38	-54

Operating profit	1 192	1 219	1 154	859
Share of results of associated companies	-2	-4	-2	-4
Financial income and expenses	70	30	70	30

Profit before tax and minority interests	1 260	1 245	1 222	885

Tax	-390	-354	-390	-265
Minority interests	-9	-10	-9	-10

Net profit	861	881	823	610

Earnings per share, EUR
Basic	0.18	0.19	0.17	0.13
Diluted	0.18	0.18	0.17	0.13

Average number of shares (1,000 shares)
Basic	4 755 656	4 754 155	4 755 656	4 754 155
Diluted	4 755 678	4 784 404	4 755 678	4 784 404

Depreciation and amortization, total			270	330

Non-recurring items

(1) Non-recurring charges of EUR 14 million (MobilCom) in 2002.

(2) One-time customer finance charges (MobilCom) in 2002.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IAS, EUR million (unaudited)

	Pro forma 1-9/03	Pro forma 1-9/02	Reported 1-9/03	Reported 1-9/02

Net sales	20 666	21 173	20 666	21 173
Cost of sales (1)	-12 293	-12 813	-12 293	-12 827
Research and development expenses	-2 773	-2 200	-2 773	-2 200
Selling, general and administrative expenses	-2 363	-2 395	-2 363	-2 395
Customer finance impairment charges (2)	—	—	—	-292
Adjustment to customer finance impairment (3)	—	—	226	13
Amortization of goodwill	—	—	-121	-158

Operating profit	3 237	3 765	3 342	3 314
Share of results of associated companies	-9	-19	-9	-19
Financial income and expenses	281	104	281	104

Profit before tax and minority interests	3 509	3 850	3 614	3 399

Tax	-1 091	-1 109	-1 157	-1 024
Minority interests	-33	-40	-33	-40

Net profit	2 385	2 701	2 424	2 335

Earnings per share, EUR
Basic	0.50	0.57	0.51	0.49
Diluted	0.50	0.56	0.51	0.49

Average number of shares (1,000 shares)
Basic	4 775 731	4 745 586	4 775 731	4 745 586
Diluted	4 776 341	4 787 994	4 776 341	4 787 994

Depreciation and amortization, total			860	965

Non-recurring items

(1) Non-recurring charges of EUR 14 million in 3Q 2002.

(2) Customer finance charges (MobilCom) in 3Q 2002.

(3) In 2003, positive adjustment in 1Q to 3Q 2002 customer finance impairment charge related to MobilCom.

In 2Q 2002, positive adjustment of EUR 13 million related to the earlier Dolphin write-off in 3Q 2001.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, EUR million (pro forma unaudited / reported audited)

	Pro forma 1-12/02	Reported, IAS 1-12/02

Net sales	30 016	30 016
Cost of sales (1)	-18 305	-18 278
Research and development expenses	-3 052	-3 052
Selling, general and administrative expenses	-3 239	-3 239
Customer finance impairment charges, net (2)	—	-279
Impairment of goodwill	—	-182
Amortization of goodwill	—	-206

Operating profit	5 420	4 780
Share of results of associated companies	-19	-19
Financial income and expenses	156	156

Profit before tax and minority interests	5 557	4 917

Tax	-1 557	-1 484
Minority interests	-52	-52

Net profit	3 948	3 381

Earnings per share, EUR
Basic	0.83	0.71
Diluted	0.82	0.71

Average number of shares (1,000 shares)
Basic	4 751 110	4 751 110
Diluted	4 788 042	4 788 042

Depreciation and amortization, total		1 311

Non-recurring items

(1) In 2002, non-recurring charges of EUR 14 million (MobilCom) in 3Q and positive adjustment of EUR 41 million related to MobilCom write-off in 4Q.

(2) In 2002, customer finance impairment charges of EUR 292 million related to MobilCom in 3Q and a positive adjustment of EUR 13 million in 2Q related to the earlier Dolphin write-off in 3Q 2001.

NET SALES BY BUSINESS GROUP, EUR million (unaudited)

	7-9/2003	7-9/2002	1-9/2003	1-9/2002	1-12/2002
Nokia Mobile Phones	5 620	5 633	16 609	16 469	23 211
Nokia Networks	1 217	1 545	3 914	4 455	6 539
Nokia Ventures Organization	82	89	258	352	459
Inter-business group eliminations	-45	-43	-115	-103	-193

Nokia Group	6 874	7 224	20 666	21 173	30 016

OPERATING PROFIT BY BUSINESS GROUP, IAS, EUR million (unaudited)

Pro forma	7-9/2003	7-9/2002	1-9/2003	1-9/2002	1-12/2002
Nokia Mobile Phones	1 257	1 249	3 844	3 628	5 293
Nokia Networks	19	80	-442	397	416
Nokia Ventures Organization	-55	-25	-123	-118	-59
Common Group Expenses	-29	-85	-42	-142	-230

Nokia Group	1 192	1 219	3 237	3 765	5 420

Goodwill amortization	7-9/2003	7-9/2002	1-9/2003	1-9/2002	1-12/2002
Nokia Mobile Phones	-22	-23	-68	-69	-92
Nokia Networks	-15	-24	-44	-71	-92
Nokia Ventures Organization	-1	-6	-1	-17	-21
Common Group Expenses	—	-1	-8	-1	-1

Nokia Group	-38	-54	-121	-158	-206

Non-recurring items	7-9/2003	7-9/2002	1-9/2003	1-9/2002	1-12/2002
Nokia Mobile Phones	—	—	—	—	—
Nokia Networks	—	-306	226	-293	-373
Nokia Ventures Organization	—	—	—	—	-61
Common Group Expenses	—	—	—	—	—

Nokia Group	—	-306	226	-293	-434

Reported	7-9/2003	7-9/2002	1-9/2003	1-9/2002	1-12/2002
Nokia Mobile Phones	1 235	1 226	3 776	3 559	5 201
Nokia Networks	4	-250	-260	33	-49
Nokia Ventures Organization	-56	-31	-124	-135	-141
Common Group Expenses	-29	-86	-50	-143	-231

Nokia Group	1 154	859	3 342	3 314	4 780

CONSOLIDATED BALANCE SHEET, IAS, EUR million (unaudited)

	30.9.2003	30.9.2002	31.12.2002
ASSETS
Fixed assets and other non-current assets
Capitalized development costs	698	1 047	1 072
Goodwill	376	706	476
Other intangible assets	172	210	192
Property, plant and equipment	1 639	2 015	1 874
Investments in associated companies	33	64	49
Available-for-sale investments	947	378	238
Deferred tax assets	737	868	731
Long-term loans receivable	561	1 334	1 056
Other non-current assets	69	26	54
	5 232	6 648	5 742
Current assets
Inventories	1 274	1 725	1 277
Accounts receivable	4 672	4 593	5 385
Prepaid expenses and accrued income	1 085	1 229	1 156
Short-term loans receivable	298	508	416
Available-for-sale investments	9 396	6 345	7 855
Bank and cash	1 393	1 689	1 496
	18 118	16 089	17 585
Total assets	23 350	22 737	23 327

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	288	286	287
Share issue premium	2 262	2 141	2 225
Treasury shares	-777	-16	-20
Translation differences	21	200	135
Fair value and other reserves	45	106	-7
Retained earnings	12 766	10 599	11 661
	14 605	13 316	14 281
Minority interests	166	197	173

Long-term liabilities
Long-term interest-bearing liabilities	54	224	187
Deferred tax liabilities	232	219	207
Other long-term liabilities	66	70	67
	352	513	461
Current liabilities
Short-term borrowings	409	731	377
Current portion of long-term debt	57	1	—
Accounts payable	2 761	2 968	2 954
Accrued expenses	2 511	2 571	2 611
Provisions	2 489	2 440	2 470
	8 227	8 711	8 412
Total shareholders’ equity and liabilities	23 350	22 737	23 327
Interest-bearing liabilities	520	956	564
Shareholders’ equity per share, EUR	3.08	2.80	2.98
Number of shares (1000 shares - excludes shares owned by Group companies)	4 740 825	4 759 825	4 786 762

CONSOLIDATED CASH FLOW STATEMENT, IAS, EUR million (unaudited)

	1-9/2003	1-9/2002	1-12/2002
Cash flow from operating activities
Net profit	2 424	2 335	3 381
Adjustments, total	1 851	2 312	3 151
Net profit before change in net working capital	4 275	4 647	6 532
Change in net working capital	274	1 465	955
Cash generated from operations	4 549	6 112	7 487
Interest received	208	170	229
Interest paid	-33	-34	-94
Other financial income and expenses	211	75	139
Income taxes paid	-976	-1 842	-1 947

Net cash from operating activities	3 959	4 481	5 814

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	-2	8	-10
Purchase of non-current available-for-sale investments	-270	-104	-99
Additions in capitalized development costs	-200	-321	-418
Long-term loans made to customers	-97	-497	-563
Proceeds from repayments and sale of long-term loans receivable	107	—	314
Proceeds from (+), payment (-) of other long-term receivables	-18	1	-32
Proceeds from (+), payment (-) of short-term loan receivables	77	-161	-85
Capital expenditures	-315	-349	-432
Proceeds from disposal of Group companies, net of disposed cash	—	102	93
Proceeds from sale of non-current available-for-sale investments	354	43	162
Proceeds from sale of fixed assets	23	147	177
Dividends received	24	25	25

Net cash used in investing activities	-317	-1 106	-868

Cash flow from financing activities
Proceeds from share issue	23	75	163
Purchase of treasury shares	-757	-12	-17
Capital investment by minority shareholders	—	26	26
Proceeds from long-term borrowings	8	40	100
Repayment of long-term borrowings	-50	-39	-98
Proceeds from (+), payment of (-) short-term borrowings	24	-143	-406
Dividends paid	-1 380	-1 336	-1 348
Net cash used in financing activities	-2 132	-1 389	-1 580

Foreign exchange impact on cash	-94	-90	-163

Net increase in cash and cash equivalents	1 416	1 896	3 203

Cash and cash equivalents at beginning of period	9 351	6 125	6 125
Cash and cash equivalents at end of period	10 767	8 021	9 328
Change in net fair value of current available-for-sale investments
	22	13	23
As reported on balance sheet	10 789	8 034	9 351

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, EUR million (unaudited)

	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Retained earnings	Total
Balance at December 31, 2001	284	2 060	-21	326	20	9 536	12 205
Stock options exercised	2	73					75
Stock options exercised related to acquisitions		-15					-15
Tax benefit on stock options exercised		23					23
Acquisition of treasury shares			-12				-12
Reissuance of treasury shares			17				17
Dividend						-1 279	-1 279
Translation differences				-106			-106
Net investment hedge losses				-20			-20
Cash flow hedges					46		46
Available-for-sale investments					40		40
Other increase, net						7	7
Net profit						2 335	2 335
Balance at September 30, 2002	286	2 141	-16	200	106	10 599	13 316
Balance at December 31, 2002	287	2 225	-20	135	-7	11 661	14 281
Stock options exercised	1	23					24
Share issue related to acquisitions		18					18
Stock options exercised related to acquisitions		-4					-4
Acquisition of treasury shares			-763				-763
Reissuance of treasury shares			6				6
Dividend						-1 340	-1 340
Translation differences				-183			-183
Net investment hedge gains				69			69
Cash flow hedges					-19		-19
Available-for-sale investments					71		71
Other increase, net						21	21
Net profit						2 424	2 424
Balance at September 30, 2003	288	2 262	-777	21	45	12 766	14 605

COMMITMENTS AND CONTINGENCIES, EUR million (unaudited)

	Group
	30.9.2003	30.9.2002	31.12.2002
Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	13	13	13
Collateral given on behalf of other companies
Securities pledged	31	36	34
Contingent liabilities on behalf of Group companies
Other guarantees	226	393	339
Contingent liabilities on behalf of other companies
Guarantees for loans	51	82	57
Leasing obligations	830	776	704
Financial commitments
Customer financing	631	1127	857

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million (1) (unaudited)

	30.9.2003	30.9.2002	31.12.2002

Foreign exchange forward contracts (2)	11 243	14 492	11 118
Currency options bought (2)	1 278	958	1 408
Currency options sold (2)	952	610	1 206
Cash settled equity options (3)	228	—	209
Cash settled equity swaps (3)	—	131	12

(1) Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled.  The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

(2) Notional amounts include contracts used to hedge the shareholders’ equity of foreign subsidiaries.

(3) Cash settled equity swaps and options can be used to hedge risks relating to incentive programs and investment activities.

Closing rate, 1 EUR = 1.123 USD

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding A) the timing of product deliveries; B) our ability to develop and implement new products and technologies; C) expectations regarding market growth and developments; D) expectations for growth and profitability; and E) statements preceded by “believe,” “expect,” “anticipate,” “foresee” or similar expressions, are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect.  Factors that could cause these differences include, but are not limited to: 1) developments in the mobile communications market including the continued development of the mobile phone replacement market and the timing and success of the roll-out of new products and solutions based on 3G and subsequent new technologies; 2) demand for our products and solutions; 3) the development of the mobile software and services market in general; 4) the availability of new products and services by network operators; 5) market acceptance of new products and service introductions; 6) the intensity of competition in the mobile communications market and changes in the competitive landscape; 7) the impact of changes in technology; 8) general economic conditions globally and in our most important markets; 9) pricing pressures; 10) consolidation or other structural changes in the mobile communications market; 11) the success and financial condition of the Company’s partners, suppliers and customers; 12) the management of the Company’s customer financing exposure; 13) the success of our product development; 14) our success in maintaining efficient manufacturing and logistics as well as high product quality; 15) the ability of the Company to source quality components and research and development without interruption and at acceptable prices; 16) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions; 17) inventory management risks resulting from shifts in market demand; 18) fluctuations in exchange rates, including, in particular, the fluctuations between the euro, which is our reporting currency, and the US dollar and the Japanese yen; 19) the impact of changes in government policies, laws or regulations; as well as 20) the risk factors specified on pages 11 to 18 of the Company’s Form 20-F for the year ended December 31, 2002.

NOKIA

Helsinki – October 16, 2003

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 972 894 4880

www.nokia.com

• The Annual General Meeting is scheduled to be held on March 25, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchajnge Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2003	Nokia Corporation

By:	/s/ Ursula Ranin
	Name:	Ursula Ranin
	Title:	Vice President, General Counsel